UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                AMENDMENT NO. 4
                                      to
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                         KONOVER PROPERTY TRUST, INC.
                  (formerly known as FAC Realty Trust, Inc.)
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  301953 10 5
                                (CUSIP Number)


    Scott D. Hoffman, Esq.                 Marjorie L. Reifenberg
    Lazard Freres & Co. LLC      Lazard Freres Real Estate Investors L.L.C.
     30 Rockefeller Plaza           LF Strategic Realty Investors II L.P.
      New York, NY  10020           LFSRI II Alternative Partnership L.P.
        (212) 632-6000           LFSRI II-CADIM Alternative Partnership L.P.
                                           LFSRI II SPV REIT Corp.
                                     Prometheus Southeast Retail L.L.C.
                                      Prometheus Southeast Retail Trust
                                            30 Rockefeller Plaza
                                             New York, NY  10020
                                                (212) 632-6000

                                               with a copy to:

                                             Alan M. Klein, Esq.
                                         Simpson Thacher & Bartlett
                                            425 Lexington Avenue
                                          New York, New York 10017
                                               (212) 455-2000

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                April 24, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                  (Continued on following pages)SCHEDULE 13D

CUSIP No.  301953 10 5                         Page 3 of 26 Pages

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lazard Freres & Co. LLC
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                      (b)X
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           AF
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

                     7    SOLE VOTING POWER

                          None
     NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY           21,052,631
     OWNED BY        9    SOLE DISPOSITIVE POWER
  EACH REPORTING
    PERSON WITH           None

                     10   SHARED DISPOSITIVE POWER

                          21,052,631
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,052,631
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES***

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           67.6%
    14     TYPE OF REPORTING PERSON*

           OO  (limited liability company)

                                 SCHEDULE 13D

CUSIP No.  301953 10 5                         Page 3 of 26 Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lazard Freres Real Estate Investors L.L.C.
       13-3803708
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                      (b)X
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       AF
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH            21,052,631
  REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH            None

               10   SHARED DISPOSITIVE POWER

                    21,052,631
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       21,052,631
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES***

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       67.6%

 14    TYPE OF REPORTING PERSON*

       OO  (limited liability company)

                                   SCHEDULE 13D

CUSIP No.  301953 10 5                         Page   4    of   26   Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LF Strategic Realty Investors II L.P.
     13-3697806
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b)X
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED BY
     EACH            21,052,631
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER

                  21,052,631
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,052,631

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES***

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.6%
14   TYPE OF REPORTING PERSON*

     PN  (limited partnership)

                                 SCHEDULE 13D

CUSIP No.  301953 10 5                         Page   5    of   26   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LFSRI II Alternative Partnership L.P.
     13-3996575
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b)X
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
     AF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH           21,052,631
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER

                  21,052,631
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,052,631

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES***

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.6%
14   TYPE OF REPORTING PERSON*

     PN  (limited partnership)

                                 SCHEDULE 13D

CUSIP No.  301953 10 5                         Page   6    of   26   Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LFSRI II-CADIM Alternative Partnership L.P.
     13-3992502
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b)X
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
    EACH          21,052,631
   REPORTING  9   SOLE DISPOSITIVE POWER
    PERSON        None
   WITH
             10   SHARED DISPOSITIVE POWER

                  21,052,631

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,052,631

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES***

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.6%
14   TYPE OF REPORTING PERSON*

     PN  (limited partnership)

                                 SCHEDULE 13D

CUSIP No.  301953 10 5                         Page   7    of   26   Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LFSRI II SPV REIT Corp.
     13-4066490
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b)X
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED BY
    EACH          21,052,631
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER

                  21,052,631
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,052,631

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES***

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     67.6%
14   TYPE OF REPORTING PERSON*
     CO

                                 SCHEDULE 13D

CUSIP No.  301953 10 5                         Page   8    of   26   Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Prometheus Southeast Retail L.L.C.
     13-3994010
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                      (b)X
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH          21,052,631
 REPORTING     9  SOLE DISPOSITIVE POWER
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER
                  21,052,631

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,052,631

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES***

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.6%
14   TYPE OF REPORTING PERSON*

     OO  (limited liability company)

                                 SCHEDULE 13D

CUSIP No.  301953 10 5                         Page   9   of   26   Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Prometheus Southeast Retail Trust
     13-4034461
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                      (b)X
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
     AF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          None
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH          21,052,631
 REPORTING     9  SOLE DISPOSITIVE POWER
  PERSON          None
   WITH
             10   SHARED DISPOSITIVE POWER
                  21,052,631

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,052,631

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES***

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     67.6%

14   TYPE OF REPORTING PERSON*

     OO  (real estate investment trust)

          This Amendment No. 4, dated April 24, 2000, is filed by Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("Alternative"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("CADIM"), LFSRI II SPV REIT Corp., a Delaware corporation ("SPV"), Prometheus Southeast Retail LLC, a Delaware limited liability company ("Prometheus"), and Prometheus Southeast Retail Trust, a Maryland real estate investment trust ("Trust," and together with Lazard, LFREI, LFSRI II, Alternative, CADIM, SPV and Prometheus, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated March 6, 1998, as amended, filed by Prometheus and LFSRI II (as amended, the "Initial
Schedule 13D").  This Amendment hereby amends and supplements the initial
Schedule 13D as follows:

Item 2.   Identity and Background

          (a), (b), (c) and (f). Lazard joins the other Reporting Persons in filing this statement. Lazard disclaims any beneficial ownership of the Common Stock reported in this statement. The principal business office of Lazard is 30 Rockefeller Plaza, New York, New York 10020. Lazard, a New York limited partnership, is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. On a day to day basis, Lazard is run by a management committee. The name, business address, principal occupation or employment and citizenship of each of the members of the management committee of Lazard are set forth on Schedule 1 hereto and are incorporated by reference herein. Lazard is wholly-owned by Lazard LLC, a Delaware limited liability company ("LLLC") and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Lazard Board of LLLC and the Executive Committee of Lazard Strategic Coordination Company LLC ("LSCC"), a Delaware limited liability company which is wholly-owned by LLLC, control LLLC. LSCC manages LLLC. The name, business address, principal occupation or employment, and citizenship of the members of the Lazard Board of LLLC and the Executive Committee of LSCC are set forth on Schedules 2 and 3, respectively, attached hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, DE 19807-4649 and LSCC is c/o Corporation Trust, 1209 Orange Street, Wilmington, DE 19806. Lazard, on behalf of LLLC and LSCC, disclaims any beneficial ownership such entities may be deemed to have of any shares of Common Stock reported in this statement.

          SPV, a Delaware corporation, is a holding company. SPV's principal business office is 30 Rockefeller Plaza, New York, New York 10020. LFSRI II, Alternative and CADIM own all of the Common Stock of SPV.

          The name, business address and principal occupation or employment of the executive officers and directors of LFREI, SPV and Trust are set forth on Schedule 4 hereto and are incorporated by reference herein. Each person listed on Schedule 4 is a citizen of the United States.

          (d) and (e). During the last five years, none of the Reporting Persons, LLLC, LSCC nor, to the best knowledge of any Reporting Person, any of the persons listed on Schedules 1 through 4 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          As previously reported in Amendment No. 3 dated June 30, 1999 to the Initial Schedule 13D, pursuant to a Loan Agreement dated as of June 30, 1999, SPV borrowed $52.5 million from Capital Trust, Inc. and pledged 100% of its membership interest in Prometheus and Prometheus pledged 100% of its Shares in Trust to Capital Trust, Inc. to secure the borrowings.

          Pursuant to the Omnibus Amendment, dated as of April 24, 2000, SPV increased its borrowings under the Loan Agreement by an additional $10 million on April 24, 2000. The Omnibus Amendment is attached hereto as
Exhibit 1.

Item 7.   Material to Be Filed as Exhibits.

     1. Omnibus Amendment dated as of April 24, 2000 by and between SPV and Capital Trust, Inc.

     2. Joint Filing Agreement by and among the Reporting Persons, dated as of April 24, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            LAZARD FRERES & CO. LLC


                                            By:     /s/ Scott D. Hoffman
                                                    Name:   Scott D. Hoffman
                                                    Title:  Managing Director

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             LAZARD FRERES REAL ESTATE INVESTORS
                                                 L.L.C.


                                             By:  /s/ John A. Moore
                                                  Name:   John A. Moore
                                                  Title:  Principal and Chief
                                                           Financial Officer

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       LF STRATEGIC REALTY INVESTORS II L.P.

                                       By: Lazard Freres Real Estate Investors
                                             L.L.C., as general partner


                                       By:   /s/ John A. Moore
                                             Name:   John A. Moore
                                             Title:  Principal and Chief
                                                       Financial Officer

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      LFSRI II ALTERNATIVE PARTNERSHIP L.P.


                                      By: Lazard Freres Real Estate
                                           Investors L.L.C., as general partner


                                      By:  /s/ John A. Moore
                                           Name:   John A. Moore
                                           Title:  Principal and Chief
                                                    Financial Officer

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      LFSRI II-CADIM ALTERNATIVE PARTNERSHIP
                                        L.P.

                                      By: Lazard Freres Real Estate
                                            Investors L.L.C., as general
                                               partner


                                       By:   /s/ John A. Moore
                                             Name:   John A. Moore
                                             Title:  Principal and Chief
                                                       Financial Officer

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        LFSRI II SPV REIT CORP.


                                         By: /s/ John A. Moore
                                             Name:   John A. Moore
                                             Title:  Vice President and
                                                      Chief Financial Officer

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         PROMETHEUS SOUTHEAST RETAIL L.L.C.

                                         By: LFSRI SPV REIT Corp.,
                                              as managing member


                                         By:   /s/ John A. Moore
                                               Name :  John A. Moore
                                               Title:  Vice President and Chief
                                                         Financial Officer

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PROMETHEUS SOUTHEAST RETAIL TRUST



                                   By:    /s/ John A. Moore
                                          Name:   John A. Moore
                                          Title:  Vice President and Chief
                                                    Financial Officer

                                  SCHEDULE 1

                 Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                           Business Address and
                           Principal Occupation
Name                       (if other than as indicated above)     Citizenship

Michel A. David-Weill      Chairman and Chief Executive             France
                           of Lazard LLC and Chief Executive
                           Officer of  Lazard Freres & Co. LLC

Norman Eig

Steven J. Golub

Herbert W. Gullquist

Melvin L. Heineman

Kenneth M. Jacobs

William R. Loomis, Jr.       Deputy Chief Executive of Lazard
                             Freres & Co. LLC

David L. Tashjian

                                  SCHEDULE 2

                          LAZARD BOARD OF LAZARD LLC

                        Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                            PRINCIPAL OCCUPATION
NAME                        AND BUSINESS ADDRESS                    CITIZENSHIP

Michel A. David-Weill       Chairman and Chief Executive             France
                            of Lazard LLC and Chief Executive
                            Officer of Lazard Freres & Co. LLC
                            azard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA

Antoine Bernheim            Investor                                 France
                            Chairman of Assicurazioni Generali
                            S.p.A. Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            5382 Paris Cedex 08 France

Francois Voss               Managing Director of Lazard              France
                            Freres S.A.S.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Didier Pfeiffer             President du Conseil de Surveillance     France
                            Fonds de Garantie des Assurances
                            de Personnes
                            30-32 rue de Taitbout
                            75311 Paris Cedex 09 France

Alain Merieux               President Directeur General (CEO)        France
                            BioMerieux S.A. and BioMerieux
                            Alliance
                            69280 Marcy L'Etoile
                            France

Jean Guyot                  Investor                                 France
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

                            PRINCIPAL OCCUPATION
NAME                        AND BUSINESS ADDRESS                  CITIZENSHIP

Bruno M. Roger              Managing Director of Lazard              France
                            Freres S.A.S.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

William R. Loomis, Jr.      Deputy Chief Executive                     USA
                            and Managing Director
                            of Lazard Freres & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020

David J. Verey              Chairman, Chief Executive, Managing      United
Kingdom                     Director and Executive Director of
                            Lazard Brothers & Co., Limited
                            21 Moorfields
                            London EC2P 2HT
                            United Kingdom

Gerardo Braggiotti          Managing Director of Lazard Freres       Italy
                            S.A.S. and Lazard Freres & Co. LLC
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

                                  SCHEDULE 3

       EXECUTIVE COMMITTEE OF LAZARD STRATEGIC COORDINATION COMPANY LLC

                       Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:

                            PRINCIPAL OCCUPATION
NAME                        AND BUSINESS ADDRESS                 CITIZENSHIP

Michel A. David-Weill       Chairman and Chief Executive             France
                            of Lazard LLC and Chief Executive
                            Officer of Lazard Freres & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA

Gerardo Braggiotti          Managing Director of Lazard Freres       Italy
                            S.A.S. and Lazard Freres & Co. LLC
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Norman Eig                  Managing Director                        USA
                            of Lazard Freres & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020

Kenneth M. Jacobs           Managing Director                        USA
                            of Lazard Freres & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020

William R. Loomis, Jr.      Deputy Chief Executive                   USA
                            and Managing Director
                            of Lazard Freres & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020

                            PRINCIPAL OCCUPATION
NAME                        AND BUSINESS ADDRESS                 CITIZENSHIP

Bruno M. Roger              Managing Director of Lazard            France
                            Freres S.A.S.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

David J. Verey              Chairman, Chief Executive, Managing  United Kingdom
                            Director and Executive Director of
                            Lazard Brothers & Co., Limited
                            21 Moorfields
                            London EC2P 2HT
                            United Kingdom

                                  SCHEDULE 4

           The business address for each of the following persons is 30 Rockefeller Plaza, New York, NY 10020.

       Executive Officers of Lazard Freres Real Estate Investors L.L.C.


Name of Officer                              Present and Principal
                                                   Occupation

Robert C. Larson                                   Chairman

Michael G. Medzigian                  President and Chief Executive Officer

Mark S. Ticotin                       Principal and Executive Vice President

John A. Moore                         Principal and Chief Financial Officer

Marjorie L. Reifenberg                Principal, General Counsel and Secretary

Henry C. Herms                                    Controller


                 Executive Officers of LFSRI II SPV REIT Corp.

Name of Officer                             Present and Principal
                                                  Occupation

Michael G. Medzigian                              President

Mark S. Ticotin                                   Vice President

John A. Moore                                     Vice President and
                                                  Chief Financial Officer

Henry C. Herms                                    Treasurer

Marjorie L. Reifenberg                            Secretary

            Executive Officers of Prometheus Southeast Retail Trust

Name of Officer                                   Present and Principal
                                                        Occupation

Michael G. Medzigian                                President

Mark S. Ticotin                                     Vice President

John A. Moore                                       Vice President and
                                                    Chief Financial Officer

Henry C. Herms                                       Treasurer

Marjorie L. Reifenberg                               Secretary